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                                                                    Exhibit h(6)


                      ADDENDUM TO TRANSFER AGENT AGREEMENTS

THIS ADDENDUM, dated as of July 24, 2002, modifies the Transfer Agent Agreements by and between U.S. Bancorp Fund Services, LLC (the "Transfer Agent") and The Tocqueville Trust (the "Funds"), such Agreements being hereinafter referred to as the "Agreements."

WHEREAS, Section 352 of the USA Patriot Act (the "Act") and the Interim Final Rule (Section 103.130) adopted by the Department of the Treasury's Financial Crimes Enforcement Network (the "Rule") require the Funds to develop and implement an anti-money laundering program and monitor the operation of the program and assess the effectiveness; and

WHEREAS, Section 326 of the Act, as proposed, requires the Funds to develop and implement a Customer Identification Program ("CIP") as part of the Funds' overall anti-money laundering program to ensure, among other things, that the Funds obtain certain information from each of its customers and to be reasonably sure it knows each of its customers; and

WHEREAS, in order to assist its transfer agent clients with their anti-money laundering compliance responsibilities under the Act and the Rule, the Transfer Agent has provided to the Funds for their consideration and approval written procedures describing various tools designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity (the "Monitoring Procedures") as well as written procedures for verifying a customer's identity (the Customer Identification Procedures"), together referred to as the "Procedures"; and

WHEREAS, the Funds desire to implement the Procedures as part of their overall anti-money laundering program and, subject to the terms of the Act and the Rule, delegate to the Transfer Agent the day-to-day operation of the Procedures on behalf of the Funds.

NOW THEREFORE, the parties agree, and the Agreements are hereby modified, as follows.

1. The Funds acknowledge that they have had an opportunity to review, consider and comment upon the Procedures provided by the Transfer Agent and the Funds have determined that the Procedures, as part of the Funds' overall anti-money laundering program, are reasonably designed to prevent the Funds from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provision of the Bank Secrecy Act and the implementing regulations thereunder.

2. Based on this determination, the Funds hereby instruct and direct the Transfer Agent to implement the Procedures on the Funds' behalf, as such may be amended or revised from time to time.

3. It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Funds' anti-money laundering responsibilities.



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4.  The Transfer Agent agrees to provide to the Funds (a) prompt written notification of any transaction or combination of transactions that the Transfer Agent believes, based on the Procedures, evidence money laundering activity in connection with the Funds or any shareholder of the Funds (b) prompt written notification of any customer(s) that the Transfer Agent reasonably believes, based upon the Procedures, to be engaged in money laundering activity, provided that the Funds agree not to communicate this information to the customer, (c) any reports received by the Transfer Agent from any government agency or applicable industry self-regulatory organization pertaining to the Transfer Agent's anti-money laundering monitoring on behalf of the Funds as provided in this Addendum, (d) prompt written notification of any action taken in response to anti-money laundering violations as described in (a), (b), or (c) and (e), an annual report of its monitoring and customer identification activities on behalf of the Funds. The Transfer Agent shall provide such other reports on the monitoring and customer identification activities conducted at the direction of the Funds as may be agreed to from time to time by the Transfer Agent and the Funds.

5. The Funds hereby direct, and the Transfer Agent acknowledges, that the Transfer Agent shall (a) permit federal regulators access to such information and records maintained by the Transfer Agent and relating to the Transfer Agent's implementation of the Procedures on behalf of the Funds, as they may request, and (b) permit such federal regulators to inspect the Transfer Agent's implementation of the Procedures on behalf of the Funds.

6. Fees and expenses (other than those already set forth in the Agreements) for services to be provided by the Transfer Agent hereunder shall be set forth in a fee schedule agreed upon by the Funds and the Transfer Agent from time to time. A copy of the initial fee schedule is attached hereto as Exhibit A.

7. This Addendum constitutes the written instructions of the Funds pursuant to the terms of the Agreements. Except to the extent supplemented hereby, the Agreements shall remain in full force and effect.

IN WITNESS HEREOF, the undersigned have executed this Addendum as of the date and year first above written.

---------------------------------------------    -------------------------------
The Tocqueville Trust                            U.S. Bancorp Fund Services, LLC
(the "Funds")                                    (the "Transfer Agent")




By: /s/ Roger C. Cotta                            By: /s/ Joseph (Illegible)
   ------------------------------------------        ---------------------------
Authorized Officer                                Authorized Officer


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                       Anti-Money Laundering Fee Schedule

The fees associated with USBFS's assigned duties and responsibilities are threefold: a base annual fee based on the number of shareholder accounts, a new account fee, and out-of-pocket fees for required database searches on both new and existing accounts. These fees are set forth below:

         AML Base Service (excluding network level three accounts)
         0-999 accounts -               $500.00 per year
         1,000-4,999 accounts -         $1,000 per year
         5,000-9,999 accounts -         $2,500 per year
         10,000 accounts -              $5,000 per year
         AML New Account Service -      $1.00 per new domestic account
                                        $2.00 per new foreign account
         Out-of-pocket expenses   -     at cost of database search engine
                                        used
                                  -     all other out-of-pocket expenses



                                    Exhibit A

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LOGO

                        MONITORING OF HIGH RISK ACCOUNTS

USBFS will monitor both new and existing accounts within each of its customer types - investment companies, U.S. based domestic partnerships and Offshore Trusts. We intend to monitor accounts based upon the methods and reports outlined and discussed in our AML policies and procedures and in accordance with the risk rating scale below. All new accounts will be analyzed to assess if they present a high money laundering risk using the criteria and characteristics described in our risk rating scale. Once this determination has been made, the account will be specifically coded as a high risk account on our transfer agency system and this designation will be used in monitoring these accounts for possible suspicious transactions.

Monitoring "High Risk" Shareholder Accounts

Accounts that meet the characteristics for higher risk for possible money laundering activity will be flagged on the shareholder account transfer agency system. This designation will result in USBFS management being alerted to any financial activity (purchase or liquidation) that occurs on the account.

As these alerts occur, management will review the activity to determine if the transaction is suspicious in nature. Special attention will be paid to transactions that may involve movement of funds into or out of the U.S., especially involving a country identified as "high risk" for money laundering.

If the transaction for the "high risk" account does not appear suspicious, USBFS management or their designee will either indicate this fact on the transfer agency system or will notate a comment to this effect on the actual transaction (or the report on which it appears).

Further, an ISAR (internal suspicious activity report) may be filed if the facts and circumstances warrant. An example of this may be if we open an account registered to an owner in a FATF country.

Ongoing Transaction Monitoring for Suspicious Activity

In addition to the focused monitoring of accounts deemed "high risk" for money laundering discussed above, USBFS will maintain an ongoing monitoring process for other shareholder account activity. This monitoring will be targeted at identifying other unusual activity that may be indicative of suspicious activity including fraud or money laundering.

All existing accounts will also be monitored by use of daily unusual activity reports that will be triggered for the following events:

                1. Any transaction in an account  (excluding an omnibus account)
                   of $100,000 or more
                2. Any liquidation transaction sent to 3rd party address


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                3. Any liquidation  transaction  sent to an  unregistered  owner
                   (this is a separate manual procedure)
                4. Any series of cash equivalent transactions totaling $5,000 or more within a twelve months rolling period

These daily reports will be reviewed either on-line or in hard copy by USBFS' compliance department. The reviewer will initial the daily reports and will also notate on any reports where additional investigation or a filing of an ISAR took place. These daily reports will be maintained for future review by Auditors and Examiners.

As a result of the investigation triggered from the daily reports and, depending upon the circumstances, we may designate an existing account as a high risk account. Also, if other account transaction activity appears suspicious, regardless of whether this activity appears on the unusual activity reports, we may code the account as high risk based on all the factors described in our risk rating scale.

                           USBFS AML RISK RATING SCALE

The risk rating scale utilized by U.S. Bancorp Fund Services, LLC is a blend of two critical components:

                1. The USBFS client themselves; and

                2. The unique risks associated with that client and the client's customers or shareholders. It is important to note that any USBFS customer, in and of itself, does not pose a money laundering risk. This is true because the customer is a legal shell entity that cannot exist without one or more customers of its own to function. However, the nature of our customer and how it chooses to conduct its business through its customers (increasing risk due to types of transactions and cash equivalents for instance) may create an environment that presents a higher risk for money laundering activities. Conversely, we may discover money laundering activities within a customer type that is generally not associated with these types of activities. Although we may lack sufficient information to determine whether money laundering activities are occurring due to the presence of omnibus or other accounts where the beneficial owners are not known, we will be able to scrutinize these accounts and certain types of transactions that may be indicative of money laundering activities. The following characteristics shall be considered in determining the presence or absence of money laundering:

                        1. Ownership of account is clearly defined. These accounts are checked against OFAC and fraud databases. Generally, we can also verify the identity of the owner(s).

                        2. Ownership of account is NOT clearly defined. Example of these accounts are omnibus, nominee, corporate and partnerships. In certain instances, we may be provided underlying beneficial owner information but this is not normally the case. We will look for other documentary evidence in assessing the risk associated with these accounts such as corporate resolutions, IRS certification forms,


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                            certificate of incumbancies, partnership agreements,
                            trust agreements, signature guaranteed letters signed by officers of the entity, use of business letterhead and corporate seals. Also relevant is whether our Fund client has received certification from any omnibus account concerning their AML program.


                        3.  Foreign ownership. These accounts,
                            especially those where the underlying owners are not known, may pose a greater risk. These accounts are generally outside the subpoena power of the United States and so we have less control over them. However, we may receive IRS documentation (W-8BEN/IMY) that may provide more information about the account and its underlying owners.

                        4. Transactions over $100,000. We must analyze high dollar transaction flows both into and out of accounts. For certain accounts, these high dollar transactions are normal for their business; for others, this may not be the case and will warrant further inquiry.

                        5. Frequency of transactions. There are some accounts, particularly within money market funds, that will naturally have more frequent activity. However, there may be other accounts where frequent activity will warrant further inquiry. An extreme example may be a $5,000 dollar account that suddenly begins receiving and sending hundreds of thousands of dollars into and out of the country.

                        6. Transactions coming from or going to, countries outside the U.S. For foreign shareholders this will be common but for U.S. based shareholders, this may not be and will warrant further inquiry.

                        7. Liquidation transactions where the proceeds are being sent to a 3rd party who is not one of the registered owners on the account.

                        8. Transactions coming from or going to a country listed by FinCen/FATF or OFAC as being high risk for money laundering.

High Risk Category*: Characteristics may include, but are not limited to, the following:

        1. Account is typically foreign but could also be domestic

        2. Account is omnibus or where owner(s) are not known (entities such as nominee, corporate, partnership, foundations, trusts)

        3. No other documentation is provided (follow up required)

        4. No response to request for AML program certification (for U.S. based entities)

        5. Proceeds are coins out of the country (OFAC check required)

        6. Proceeds are being made payable to other than the registered owner (signature guarantee required)

        7. High transaction volume abnormal for the type of account (further inquiry/analysis required)

        8. High dollar transactions abnormal for the type of account (further inquiry/analysis required)

        9. Series of cash equivalent transactions exceeding $5,000 over a 12 month period.


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        o Presumption  of high risk will attach to any account (new or existing)
          in a FATF country.

Any account, whether new or existing will considered a low risk account UNLESS one or more of the characteristics mentioned above apply. USBFS will apply the analysis outlined above and will look for the characteristics for a high risk account on any new account that is established. Once an account is determined to be high risk, a flag will be placed on the account for future monitoring. For the existing account base, we will consider any account to be high risk that already has been flagged for possible fraud (including potential money laundering). In addition, we will run a query on any open account that has been established in a FATF country and consider these accounts to be high risk as well. These accounts will also be flagged for future monitoring.